1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 31, 2005	By	/s/ Chen Guangshui
Chen Guangshui,
Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole of any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

The “Rectification and Improvement Proposals in Response to the On-site Inspection of Yanzhou Coal Mining Company Limited” were examined and approved in the Third Meeting of the Third Session of the Board of Directors on 26 October 2005.

This announcement is made in accordance with the disclosure obligation under Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Pursuant to the relevant regulations of China Securities Regulatory Commission, the individual local organizations of China Securities Regulatory Commission in different areas in China carry out on an annual basis on-site inspections of a certain percentage of the listed companies in the areas under their control. Shandong Regulatory Commission of China Securities Regulatory Commission carried out an on-site inspection of Yanzhou Coal Mining Company Limited (the “Company”) from 17 August to 21 August 2005, and issued the “Notice of Rectifications and Improvements” (the “Notice”).

The Company has set up a rectification team headed by the Chairman as the head person in charge. The team formulated the “Rectification and Improvement Proposals in Response to the On-site Inspection of Yanzhou Coal Mining Company Limited” (the “Proposals”) in accordance with the Notice and the compliance requirements for listed companies. The Proposals were examined and approved in the Third Meeting of the Third Session of the Board of Directors on 26 October 2005. Details of the rectification and improvement measures and the related arrangements set out in the Proposals are as follows:

I.	Rectifications required and the rectification and improvement measures

The	Notice:

(1)	Irregularity in the Company’s articles of association

(i)	The article in the articles of association providing for circumstances in which a connected shareholder may vote when voting by such shareholder cannot be avoided does not comply with the requirements of “Opinions on Standardization of Shareholders’ Meeting Practices of Listed Companies”.

(ii)	The provisions relating to the number of meetings, notice period of meeting of the Supervisory Board contained in the “Rules of procedures of Yanzhou Coal Mining Company Limited Supervisory Board Meetings” do not conform to the relevant provisions of the articles of association of the Company.

Rectification required:

The Company should amend the above article according to the prevailing regulations, and, in addition, ensure other regulations of the Company to conform with the articles of association of the Company. The Company should also make timely amendments to the articles of association of the Company and the related regulations in accordance with the newly promulgated laws and regulations.

The Proposals:

Rectification and improvement measures taken or proposed to be taken:

(i)	Pursuant to the requirements of “Opinions on Standardization of Shareholders’ Meeting Practices of Listed Companies” of the China Securities Regulatory Commission, the Company will amend the contents of the relevant article in the articles of association as follows:

The first paragraph of Article 89: “When connected transactions are voted at a general meeting, the interested shareholders shall not participate in voting. The voting shares represented by them shall not be counted in the total number of shares validly voted. The announcement on the resolutions passed by the general meeting should fully disclose the details of voting by unconnected shareholders. If under special circumstances it is impossible for those shareholders to avoid voting, the Company may, after seeking the relevant department’s consent, conduct the voting following the normal procedure and provide a detailed explanation in the announcement regarding the resolutions passed by the general meeting.”

The above paragraph will be amended as follows:

“When connected transactions are voted at the general meeting, the connected shareholders shall not participate in voting. The voting shares represented by them shall not be counted in the total number of shares validly voted. The announcement on the resolutions passed by the general meeting shall fully disclose the details of voting by unconnected shareholders.”

(ii)	The Company will amend the “Rules of Procedures of Yanzhou Coal Mining Company Limited Supervisory Board Meetings” according to the Company Law and articles of association as follows:

Rule 20: “The Supervisory Board shall convene at least two(2) meetings each year and shall convene special meetings in a timely manner when necessary. Notice of meeting in writing shall be delivered to all Supervisors ten days before the holding of such meeting. If any meetings of the Supervisory Board cannot be convened as scheduled, announcement stating the reasons therefor shall be made.”

The above rule will be amended as follows:

“The Supervisory Board shall convene a meeting at least once a year and shall convene special meetings in a timely manner when necessary. The notice period of meetings are as follows: a meeting of the Supervisory Board shall be called by 5 days’ notice at the least; a special meeting of the Supervisory Board shall be called by 2 days’ notice at the least. If any meetings of the Supervisory Board cannot be convened as scheduled, announcement stating the reasons therefor shall be made.”

(iii)	The Company will pay close attention to newly promulgated laws and regulations, new regulatory requirements for listed companies and make appropriate amendments to the articles of association and the internal system in a timely manner to ensure that the articles of association and internal system are in compliance with the requirements.

The Notice:

(2)	Irregularities relating to the standardized operation of the “Three Meetings”

(i)	There were irregularities in convening some of the Board of Directors’ Meetings and retention of meeting file materials. For example, some minutes of the Board of Directors’ Meetings do not comply with the requirements of the articles of association as there is no summary of the directors’ speeches; the lists of the attendants in the Eighteenth Meeting of the Second Session and the Nineteenth Meeting of the Second Session do not conform to the persons listed in the meeting register.

(ii)	The convening of the Eighth Meeting of the Second Session of the Supervisory Board does not conform to the requirements of the articles of association.

Rectification and improvement required:

The Company should strictly follow the relevant requirements relating to the operation of the Shareholders’ Meeting of Listed Companies, the Board of Directors and Supervisory Board, and should rectify irregular issues which do not meet the requirements of the regulations.

The Proposals:

Rectification and improvement measures:

(i)	Having been examined and approved by the resolution of the 2004 Annual General Meeting of the Shareholders convened on 28 June 2005, the Company has amended and improved the “Rules of Procedures of Shareholders’ Meeting”, “Rules of Procedures of Board of Directors’ Meeting” and “Rules of Procedures of Supervisory Board Meeting”, which standardized the operations of the “Three Meetings”.

(ii)	The Company has set up measures to improve the method of convening, procedures and organization of the Board of Directors’ Meetings and Supervisory Board’s Meetings, and to improve the detailed format for recording minutes of meetings, in order to ensure that the minutes of meetings will fully satisfy the requirements of the articles of associations.

(iii)	The Company has re-organized the records and materials of the Board of Directors’ since the Company’s listing, and has standardized the record keeping system.

(iv)	The Company will further improve the working systems such as methods for convening the “Three Meetings” to ensure the standardized operation of the “Three Meetings”.

(3)	Financial issues

The Notice:

(i)	As at 31 December 2004, the Company had a port transport cost of RMB56,644,671 charged as deferred expenses. Such costs are miscellaneous transport costs incurred by the Company’s Railway Transport Department to deliver finished goods from the mining area to the port for storage.

Rectification required:

The Company should make adjustments according to the relevant regulations of the “Enterprise Accounting System”. The Proposals:

Rectification and improvement measures:

From 30 September 2005, the Company will include those expenses in its current profit and loss account based on the relevant regulations of the “Enterprise Accounting System”, according to the rectification and improvement requirements.

The Notice:

(ii)	The Company has shown an investment prepayment of RMB574,000,000 under the accounting category of long term equity investment. Such amount is the prepayment for the acquisition of 95.67% equity interest in Yankuang Heze Neng Hua held by Yankuang Group Corporation Limited under the equity transfer agreement entered into between the Company and Yankuang Group Corporation Limited. As at 31 December 2004, such amount had been fully paid, but the above-mentioned transaction had not yet been approved by the State-owned Assets Supervision and Administration Commission of the Shandong Provincial People’s Government. The inclusion of the above-mentioned investment prepayment as long term equity investment by the Company does not conform to the relevant regulations.

Rectification required:

The Company should in accordance with the requirements of document number “Cai Hui Zi (1998) 66” of the Finance Department defer accounting it as a long term equity investment until the above-mentioned prepayment satisfies the standards for confirmed equity acquisition.

The Proposals:

Rectification and improvement measures:

The above transfer of equity interest has been approved by the State-owned Assets Supervision and Administration Commission of the Shandong Provincial People’s Government and shareholders of the Company in the 2005 First Special Shareholders’ Meeting on 27 June 2005 and 19 August 2005 respectively. The Company will complete the procedures of the equity interest transfer as soon as possible in order that the above prepayment will meet the standards for confirmed equity acquisition in accordance with the rectification and improvement requirements.

The Notice:

(iii)	Pursuant to “Railway Asset Acquisition Agreement” entered into between the Company and Yankuang Group Corporation Limited and in addition to the payment of the railway asset purchase price, the Company is obliged to pay RMB40 million each year, for a cumulative total of RMB120,000,000 for three years if the transport volumes for years 2002, 2003 and 2004 shall reach 25 million, 28 million and 30 million tonnes respectively. The Company has included the above payment as goodwill to be fully amortized in 10 years. As at 31 December 2004, the remaining unamortized value was RMB97,240,000. These expenses do not meet the criteria of intangible assets.

Rectification required:

The Company should make necessary accounting treatment to the payment according to the relevant regulations of “Enterprise Accounting System”. The Proposals:

Rectification and improvement measures:

The Company has made necessary accounting treatment to the above payment on 30 September 2005 according to the relevant requirements of “Enterprise Accounting System”.

The Notice:

(iv)	There is a discrepancy of RMB12,757,336.65 between the long term investment value of Yanmei Marine Transport Company Limited and its net asset value. Rectification required:

The Company should adjust for the net asset value of Yanmei Marine Transport Company Limited according to the audit requirements.

The Proposals:

Rectification and improvement measures:

The Company will make the necessary accounting treatment to the above item on 31 December 2005 according to the relevant requirements of “Enterprise Accounting System”.

The Notice:

(v)	The Company has included an income of sale of materials of RMB678,791,759 (under other business income) in the category of cash received from other operation related business. The above treatment resulted in the relevant item in the cash flow statement not matching the actual cash flow, which will easily mislead the readers of financial reports.

Rectification required:

The Company and the audit committee should compile the cash flow statement according to the relevant regulations to reflect the cash flow situation objectively.

The Proposals:

Rectification and improvement measures:

The Company will adjust the parameter in the cash flow statement in the ERP system, and will include the cash received from sale of materials as an item of “cash received from sale of merchandises and provision of services” in the cash flow statement, in order to reflect the cash flow situation objectively.

The Company has made and will make appropriate accounting treatments on the financial issues based on the above measures, and the Board of directors of the Company believes that such treatments will not affect the audited financial data of the year 2004.

(4)	Appointment of a Securities Affairs Representative according to the “Listing Rules” of the Shanghai Stock Exchange

The Notice:

The Company has not yet appointed a Securities Affairs Representative according to the “Listing Rules of Shanghai Stock Exchange”. Rectification required:

The Company should appoint a Securities Affairs Representative to assist the Secretary to the Board of Directors to perform his duties.

The Proposals:

Rectification and improvement measures:

The Company will appoint a Securities Affairs Representative according to the “Listing Rules of Shanghai Stock Exchange”.

II.	The overall schedule of the rectifications and improvements

The Company will strictly follow and implement those measures set out in the Notice and complete the rectifications and improvements by the first quarter of 2006.

This announcement is made in accordance with the disclosure obligation under Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahua, Mr. Yang Deyu, Mr.Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Yanzhou Coal Mining Company Limited

26 October 2005

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310